SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Sinovac Biotech Ltd.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

P8696W104
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada   V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 13, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: P8696W104                             13D                                            Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lily Wang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Intructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 7,744,321 (1)
	(8)	SHARED VOTING POWER 5,500 (2)
	(9)	SOLE DISPOSITIVE POWER 7,744,321 (1)
	(10)	SHARED DISPOSITIVE POWER 5,500 (2)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,744,321
(12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)                                                                                                        [ X ]

Lily Wang disclaims any beneficial ownership of the 5,500 shares held by her son, Mac Wu, who resides with Ms. Wang.

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)        Lily Wang has sole voting and dispositive power of 7,544,321 shares which she directly owns and 200,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Lily Wang.
(2)        Lily Wang may be deemed to beneficially own and have shared voting and dispositive power of 5,500 shares owned directly by her son, Mac Wu, who resides with Lily Wang, however, Lily Wang disclaims any beneficial ownership of the shares owned directly by Mac Wu.

CUSIP NO.: P8696W104                                         13D                            Page 3 of 5 Pages

Item 1.             SECURITY AND ISSUER

                        The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Sinovac Biotech Ltd., a corporation organized under the laws of the Country of Antigua (the "Issuer").  The address of the principal executive offices of the Issuer is No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R.China,   100085..

Item 2.             IDENTITY AND BACKGROUND

                        (a) – (c)

                        Lily Wang's principal occupation is President of USA Xinyu Co. Ltd. and Chief Financial Officer of the Issuer.  Ms. Wang's residential address is 300 Murchison Dr., Suite 202, Millbrae, California  94030.

                        (d) – (f)

                        During the last five years, Ms. Lily Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, Ms. Lily Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        Ms. Lily Wang is citizen of the United States.

Item 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                        Ms. Lily Wang was the beneficial owner of 9,044,321 shares of Sinovac Biotech Ltd., which represented 24% of the Issuer’s outstanding shares of Common Stock, not including vested options owned by Ms. Wang.  Pursuant to a settlement agreement entered into between Lily Wang and Sinoglobe Worldwide Limited, a company organized under the laws of the British Virgin Islands, having an effective date of June 9, 2005, Ms. Wang agreed to settle a disputed amount owing from Ms. Wang to Sinoglobe Worldwide Limited by transferring 1,500,000 shares of Common Stock of the Issuer to Sinoglobe Worldwide Limited.  This transfer of 1,500,000 shares took place on July 13, 2005.

CUSIP NO.: P8696W104                                         13D                            Page 4 of 5 Pages

Item 4.             PURPOSE OF TRANSACTION

                        The purpose of the transaction being reported was Ms. Lily Wang’s disposition of 1,500,000 shares of Common Stock of the Issuer, as settlement of a disputed amount between Ms. Wang and Sinoglobe Worldwide Limited.  Ms. Wang is currently holding her remaining 7,544,321 shares for investment purposes.  Ms. Lily Wang has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.             INTEREST IN SECURITIES OF THE ISSUER

                        (a)        Ms. Lily Wang directly owns 7,544,321 shares of Common Stock of the Issuer which represents approximately 20% of the outstanding Common Stock of the Issuer, not including vested options owned by Ms. Wang.  This percentage is based on 37,695,211 shares of Common Stock issued and outstanding as at July 13, 2005.  In addition, Ms. Wang beneficially owns 200,000 shares underlying stock options which have vested and/or are exercisable within 60 days.

                        (b)        Ms. Lily Wang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 7,544,321 shares of Common Stock, which she directly owns and 200,000 shares underlying stock options which have vested and/or are exercisable within 60 days.  In addition, Ms. Wang may be deemed to have shared power to vote or direct the vote and the shares power to dispose or direct the disposition of 5,500 shares, which are owned directly by her son, Mac Wu, who resides with Ms. Wang, however, Ms. Wang disclaims any beneficial ownership of the 5,500 shares owned by her son, Mac Wu.

                        (c)        Pursuant to a Stock Purchase Agreement dated March 4, 2005, between Ms. Lily Wang and Lee Ker Yin, Lee Ker Yin acquired 342,136 restricted shares of the Issuer registered in Ms. Wang's name in exchange for Mr. Yin delivering to Ms. Wang a loan discharge in the amount of US$1,163,262.40 for the same amount owed by Xianping Wang, Ms. Wang’s brother, to Mr. Yin as consideration for the purchase amount.

                        In addition, pursuant to a Stock Purchase Agreement dated March 4, 2005, between Ms. Lily Wang and Lau Boon Leong, Lau Boon Leong acquired 108,043 restricted shares of the Issuer registered in Ms. Wang’s name in exchange for Mr. Leong delivering to Ms. Wang a loan dischage in the amount of US$367,346.20 for the same amount owed by Xianping Wang, Ms. Wong’s brother, to Mr. Leong as consideration for the purchase amount.

                        These Stock Purchase Agreement transactions were both reported by a Schedule 13D filed on June 6, 2005.

                        Furthermore, pursuant to a gifting of shares dated May 31, 2005, Ms. Lily Wang arranged for the transfer of 500,000 shares of the Issuer registered in Ms. Wang's name as a gift to her brother, Xiangping Wang.

CUSIP NO.: P8696W104                                         13D                            Page 5 of 5 Pages

                        Finally, pursuant to a gifting of shares dated May 31, 2005, Ms. Lily Wang arranged for the transfer of 5,500 shares of the Issuer registered in Ms. Wang’s name as a gift to her son, Mac Wu.

                        Both of the gifting transactions were reported by a Schedule 13D filed on June 16, 2005.

                        (d)        Except as otherwise described herein, and to the knowledge of Ms. Lily Wang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Ms. Lily Wang.

                        (e)        It is inapplicable for the purpose herein to state the date on which Ms. Lily Wang ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                        RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                        Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Lily Wang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Ms. Lily Wang.

Item 7.             MATERIAL TO BE FILED AS EXHIBITS

                        Not Applicable as there are no exhibits to be filed with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2005                                                                            /s/ Lily Wang
                                                                                                              Lily Wang